EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES PRICING OF US$250 MILLION CONVERTIBLE SENIOR NOTES OFFERING

NYSE: VZLA   TSX: VZLA

•	Opportunistic capital raise with proceeds used to support exploration and development of the Panuco Project, potential future acquisitions, and general corporate purposes
•	A portion of the proceeds to be used to purchase cash-settled capped calls intended to compensate for economic dilution

VANCOUVER, BC, Nov. 20, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that it has priced its previously announced offering of convertible senior unsecured notes due 2031 (the "Notes") in an aggregate principal amount of US$250 million (the "Offering"). The Offering is expected to close, subject to customary closing conditions, on or about November 24, 2025. The Company has granted the initial purchasers of the Notes an option for a period of 13 days, beginning on, and including the date on which the Notes are first issued, to purchase up to an additional US$50 million aggregate principal amount of Notes.

The Notes

The Notes will bear cash interest semi-annually at a rate of 5.00% per annum. The initial conversion rate for the Notes will be 171.3062 common shares of the Company ("Shares") per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$5.84 per Share. The initial conversion price represents a premium of approximately 25% above the US$4.67 last reported sale price of the Shares on the NYSE American on November 19, 2025. The conversion rate is subject to adjustment in certain events. The Notes will be convertible into Shares, cash or a combination of Shares and cash, at the Company's election.

The Company will have the right to redeem the Notes in certain circumstances, and holders will have the right to require the Company to repurchase their Notes upon the occurrence of certain events.

The Company estimates that the net proceeds from the Offering will be approximately US$239.4 million (or approximately US$285.9 million if the initial purchasers fully exercise their option to purchase additional Notes), after deducting the initial purchasers' discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the Offering to support the exploration and development of the Panuco Project, potential future acquisitions, as well as for general corporate purposes. Additionally, the Company intends to pay the purchase price for the capped call transactions of approximately US$39.6 million with a portion of the net proceeds from the Offering or from existing cash on hand. If the initial purchasers exercise their option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the capped call counterparties and the remaining net proceeds for general corporate purposes.

Capped Call Transactions

In connection with the pricing of the Notes, the Company has entered into privately negotiated cash-settled capped call transactions with an affiliate of one of the initial purchasers of the Notes and certain other financial institutions (the "capped call counterparties"). The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Shares that will initially underlie the Notes. The cap price of the capped call transactions is initially US$10.5075 per Share, representing a premium of 125% above the last reported sale price of the Shares on the NYSE American on November 19, 2025, and is subject to certain adjustments under the terms of the capped call transactions.

The capped call transactions are expected generally to compensate (through the payment of cash to the Company) for potential economic dilution upon conversion of the Notes and/or offset any cash payments that the Company could be required to make in excess of the principal amount of any converted Notes upon conversion thereof, as the case may be, with such compensation and/or offset subject to a cap.

In connection with establishing their initial hedges of the capped call transactions, the Company expects  that the capped call counterparties or their respective affiliates to enter into various derivative transactions with respect to the Shares and/or purchase Shares concurrently with, or shortly after, the pricing of the Notes, including with, or from, as the case may be, certain investors in the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Shares or the Notes at that time.

In addition, the capped call counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the Shares and/or purchasing or selling the Shares or other of the Company's securities in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 45 trading day period beginning on the 46th scheduled trading day prior to the maturity date of the Notes and, to the extent the Company exercises the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Shares or the Notes, which could affect a noteholder's ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of Shares and value of the consideration that noteholders will receive upon conversion of the Notes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), registered under any state securities laws, or qualified by a prospectus in any province or territory of Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Qualified Person

In accordance with NI 43-101 - Standards of Disclosure for Mineral Projects, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district scale exploration through low-cost means.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements include statements concerning anticipated future events and expectations that are not historical facts, such as statements concerning the estimated net proceeds of the Offering, the anticipated use of such net proceeds (including the capped call transactions) and expectations regarding the closing of the Offering (including the capped call transactions). All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements.

In addition, forward-looking statements are typically identified by words such as "plan," "believe," "goal," "target," "aim," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would," "will" and other similar words and expressions, although the absence of these words or expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on the current expectations and beliefs of the Company's management and are inherently subject to a number of factors, risks, uncertainties and assumptions and their potential effects. There can be no assurance that future developments will be those that have been anticipated. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, risks, uncertainties and assumptions, including, among others, the risk that the Company may not be able to consummate the proposed Offering or the capped call transactions on satisfactory conditions or at all, and other risks described in the Company's filings with the Securities and Exchange Commission, including under the heading "Risk Factors" in those filings, and other risks it may identify from time to time. Forward-looking statements contained herein are made only as to the date hereof, and the Company assumes no obligation to update or revise any forward-looking statements as a result of any new information, changed circumstances or future events or otherwise, except as expressly required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 01:05e 20-NOV-25